K E N E T H I. D E N O S, P. C.

                                                    11585 SOUTH STATE, SUITE 102
                                                              DRAPER, UTAH 84020
                                                                   (801)816-2511
                                                               FAX:(801)816-2599
                                                             KDENOS@DENOSLAW.COM

                                February 17, 2005

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         Re:      Cancer Therapeutics, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119915

Dear Messrs. Ingram and Reynolds:

         This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We acknowledge receipt of your second set of comments to our initial filing on Form SB-2 on January 25, 2005. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated January 25, 2005, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

General
_______

     1. COMMENT. Please file on EDGAR a redlined version of each future amendment to your registration statement. See Rule 472 of Regulation C.

         RESPONSE: We have filed the redlined version of this amendment in accordance with Rule 472 of Regulation C.

     2. COMMENT. Supplementally confirm your awareness that, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance.

         RESPONSE: We are aware that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from NASD Corporate Finance.

Registration Statement Facing Page
__________________________________

     3. COMMENT. Please include the Commission registration number on the facing page of all future amendments to this registration statement.

         RESPONSE: We have included the Commission registration number on the facing page.

Prospectus Cover Page
_____________________

     4. COMMENT. Delete the final two paragraphs on the cover page. See Item 501(a) of Regulation S-B.

         RESPONSE:  We have deleted the final two paragraphs on the cover page.

Table of Contents
_________________

     5. COMMENT. Remove the last three items of the table unless these items are to be delivered with final prospectus.

         RESPONSE:  We have removed these items from the table of contents.

     6. COMMENT. The EDGAR filing does not contain page numbers. Please revise.

         RESPONSE:  We have included page numbers in the EDGAR filing.

Prospectus Summary - Going Concern
__________________________________

     7. COMMENT. Typographical errors in this section should be corrected for the "three month period ended August 31, 2003" (should be "2004") and "accumulated deficit of $2,726,721" (should be "$2,752,899). Please revise.

         RESPONSE: We have corrected the errors in this section. Please see the corrections on page 2.

Risk Factors
____________

     8. COMMENT. The Second risk factor is vague and mitigating. The company has no working capital, will be insolvent even after the maximum offering proceeds, is in default on several loan obligations and has an Internal Revenue lien against its assets. "The financial condition is dire" per several other disclosures in the prospectus. Please revise the risk factor.

         RESPONSE:  Please see the additional disclosures on page 3.

     9. COMMENT. We reissue our previous comment 10 because some of your risk factors are still too broad and generic and do not state the material risk specific to Cancer Therapeutics, Inc. We remind you that, as a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. The following risk factors should be revised, deleted or moved to another section of the prospectus as appropriate:
         10, 12, 14, and 15.

         RESPONSE:  Please see the additional disclosures on pages 4-6.

     10. COMMENT. We reissue our previous comment 11. To the extent possible, avoid the generic conclusion you make in some of your risk factors that the risk discussed would have a material adverse effect on your business, income, financial condition, and/or operating results or your business may be harmed. For example, see the third risk factor. Instead, replace this language with specific disclosure of how your business, financial condition, and/or operating results would be affected.

         RESPONSE:  Please see the additional disclosures on page 3-6.

Use of Proceeds
_______________

     11. COMMENT. Commensurate with Item 504 of Regulation S-B, please disclose the priority of each purpose. Also, please address the full range of offering proceeds. Currently, you merely provide disclosure assuming the minimum and maximum amounts are sold.

         RESPONSE: We have modified this section on Page 7 consistent with the above comment.

Dilution - Net Tangible Book Value
__________________________________

     12. COMMENT. We note your discussion of post offering pro forma net book values does not appear to factor in the effect of offering expenses ($68,559). Please revise your computations to factor in such costs and revise the table to provide us with a supplemental schedule supporting the revised amounts.

         RESPONSE:  We have revised this section on pages 8 and 9 accordingly.

Management's Discussion and Analysis
____________________________________
Overview
________

     13. COMMENT.  Please  provide  a basis  for  your  statement  that  Cancer
         Therapeutics  is  "an  experienced  U.S.   producer  and  provider  of
         treatments  for cancer ...." To this  extent,  we reissue our previous comment 17. The company is merely in the research stage and has minimal revenues of any kind.

         RESPONSE:  Please see the additional disclosures on page 10.

     14. COMMENT. We note reliance on what appear to be market analyses. See, for example, reference to the American Cancer Society's Cancer Statistics 2004. We thus partially reissue our previous comment 33 and urge you to disclose whether the source is publicly available for no or nominal charge. If the sources are not available for no or nominal charge, then the company must adopt the information as the company's own or provide a consent for it's' use. Some examples include the following. This is not an exhaustive list.

         a. The disclosure in the second,  third, and fourth  paragraphs of the
            "Overview"   subsection   on  page  13;
         b. The   disclosure  in  the
            "Conventional Cancer Treatment  Modalities"  subsection on page 19;
         c. The disclosure in the  "Biotherapy  Treatment"  section on page 20;
         d. The disclosure in the "Annual Target Market" subsection commencing on page 20.

         RESPONSE:  Please see the additional disclosures on pages 10-20.

     15. Please provide a basis for the statement appearing on page 13 that reads, "[e]ven if 10% of 1.4 million newly diagnosed patients choose to store their tumors, this equates to a $175 million market opportunity." All projections must comply with the guidelines for projections in Item 10 of Regulations S-K and S_B. We may have further comment.

         RESPONSE:  The Company has deleted this statement.  Please see page 10.

Results of Operations
_____________________
Results of Operations and Statements of Operations, page F/S-5

     16. COMMENT. Refer to prior comments 24 and 56. Based on the expanded disclosure provided on bad debt expense, supplementally explain how the amounts written off were "loans" since payments were made to volunteers you were attempting to employ and no repayment was expected once the volunteer left the Company. It appears that the funds provided were never intended as loans, and in substance, the transactions were equivalent to paying contractors for services rendered and should have been accounted for as such. We may have further comment after reviewing your response.

         RESPONSE: The Commission's position is correct, and the Company has revised its financial statements accordingly. Please see changes to the Management's Discussion and Analysis of Financial Condition and Results of Operation on page 11, as well as the Company's Statements of Operations for each of the fiscal years ended May 31, 2003 and 2004 on page F/S-5.

     Bad Debt Expense

     17. COMMENT. The "employee and related party loans written off...during the fiscal years ended May 31, 2004 and 2003" should be fully discussed hereunder and/or in Certain Relationships and Related Transactions section, including names, amounts and reasons pursuant to
         Item 404 of Regulation S-B.

         RESPONSE: In accordance with our response to comment 16, we have also updated the disclosure under Related Party Transactions on Page 25.

Business
________
Corporate Organization
______________________

     18. COMMENT. Immune Complex Corporation may be considered a predecessor of the company as defined in Rule 405 of Regulation C under the Securities Act. Please address and, if so, include the history and development of the predecessor. Any insolvency proceedings against it esulting in the liquidation should be discussed. Indicate any overlap of officers and directors with those of the company.

         RESPONSE:  Please see the additional disclosures on page 13.

     19. Consider the exemption from registration available for the spin-off and advise. See Staff Legal Bulletin No. 4 dated September 16, 1997 in this regard.

         RESPONSE: We note that Staff Legal Bulletin No. 4 (September 16, 1997) ("Bulletin") provides that spun off shares will not have to be registered with the Commission if the following five conditions are met:

          1. The shareholders of Immune Complex Corporation do not provide consideration for their receipt of Cancer Therapeutics shares;

          2.   The  spin  off  is  pro-rata  to  the   shareholders   of  Cancer
               Therapeutics;

          3. Immune Complex Corporation provides adequate information about the spin off and Cancer Therapeutics to its shareholders and to trading markets;

          4. Immune Complex Corporation has a valid business purpose for the spin off; and

          5. Immune Complex Corporation has either formed Cancer Therapeutics or has held its Cancer Therapeutics shares for more than two years.

          Pursuant to the Bulletin, the spin off of Cancer Therapeutics in liquidation of Immune Complex Corporation met the following conditions:

          1. The shareholders of Immune Complex Corporation did not provide consideration for their receipt of Cancer Therapeutics shares;

          2. The spin off of Cancer Therapeutics shares was pro-rata to the shareholders of Immune Complex Corporation; and

          3. The spin off of Cancer Therapeutics was the result of a business decision by the board of Immune Complex Corporation, a defunct company, to allow its shareholders to directly hold shares of Cancer Therapeutics with the hope that the growth and development of Cancer Therapeutics would permit the Immune Complex Corporation Shareholders to recover a portion of their losses in holding Immune Complex Corporation shares.

          Immune Complex Corporation only held its shares of Cancer Therapeutics for approximately 21 months and, consequently, the required holding period has not been met. It is therefore clear that the spin off of Cancer Therapeutics did not specifically meet all of the criteria of the Bulletin and that the relevant analysis would appear to turn on whether the spin off is a distribution of securities. But whether or not the spin off is indeed a distribution, what course of action would be in the best interests of the shareholders of Immune Complex Corporation shareholders to enable them to benefit from their receipt of Cancer Therapeutics shares? We believe that, since the underlying purpose of the securities laws is to provide full and fair disclosure to investors, particularly investors who provide consideration in exchange for securities, the dissemination of the registration statement and future annual reports filed under the Exchange Act (including other Exchange Act Filings Accessible on the EDGAR system) to Immune Complex Corporation shareholders who received Cancer Therapeutics shares is the course of action that best positions them to benefit from a transaction that, although was three months short of technical compliance with the Bulletin, strives to achieve its intent. We, of course, welcome the Commission's further comments on this position.

20. COMMENT. Please define "biotherapy" and "oncology markets".

         RESPONSE: We have defined "biotherapy" and "oncology markets." on pages 1 and 13.

The Business of Cancer Therapeutics
___________________________________
Services

     21. COMMENT. Please continue to revise your disclosure consistent with our previous comment 36. Because you are still in the developmental state of advancing the service associated with Tumor Derived Activated Cells, please provide an estimated timeframe associated with the developmental process, i.e., discuss how long the service will be in the developmental stage.

         RESPONSE:  Please see the additional disclosures on pages 14 and 15.

Outlook
_______

     22. COMMENT. We note reference to the possibility that some patients may be cured of cancer through the use of biotherapy. Clarify whether cancer may be "cured" and if so, please provide a basis for your assertion that a "cure" is possible through biotherapy or delete the paragraph.

         RESPONSE:  We have deleted the paragraph.  Please see page 16.

Competition
___________

     23. COMMENT.   We  continue  to  note  the   disclosure   regarding   your
         competitors. Although you disclose that you have received the information from your competitors' websites and from their printed information, the staff is troubled by the disclosure since it appears that the company is making representations that are not properly attributable to the named entities.

         RESPONSE:  Please see the additional disclosures on pages 19 and 20.

Governmental Approval
_____________________

     24. COMMENT. We partially reissue our previous comment 42. Please explain how the failure to possess FDA approval impacts your operations, financially and otherwise.

         RESPONSE:  Please see the additional disclosures on pages 20 and 21.

Directors, Executive Officers...
________________________________

     25. COMMENT. The employment or consulting agreements with Robert Oldham, Michael Low and Walter Lewko should be filed as exhibits to the amended registration statement.

         RESPONSE: We have filed exhibits for Robert Oldham, Michael Low and Walter Lewko detailing their employment or consulting agreements.

     26. COMMENT. Business time being spent by each of the executive officers should be stated.

         RESPONSE:  Please see the additional disclosures on page 22.

Certain Relationships and Related Party Transactions
____________________________________________________

     27. COMMENT. We partially reissue our previous comment 46. The information contained in Note 7 to the financial statements must be clearly reflected in this section of the prospectus including outstanding balances and interest rates. Currently, it is difficult to ascertain how the information corresponds.

         RESPONSE: Please see the additional disclosures on page 25, under Related Party Transaction.

     28. COMMENT. With respect to the financial advisory agreement with Industrial Management & Equity Limited, we note reference to "business combination transactions." Please add disclosure that addresses whether your company's officers, directors, its affiliates or associates have had any preliminary contact or discussions with and whether there are any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger. We may have further comment.

         RESPONSE:  Please see the additional disclosures on page 25.

     29. COMMENT. Refer to prior comment 49. We note the disclosure added to the first paragraph of this section. However, valuation of the shares issued for services in May 2004 (to John Thomas - see page 29) are more closely related to the shares sold for cash on May 28th (to a related party) than to an assumed exercising price of attached warrants. Therefore, the average purchase price indicated to support such valuation of these is not acceptable. Please recalculate the value assigned to the 1.3 million shares issued and apply the issuance in excess of $65,000 (see page 11) against additional paid-in-capital.

         RESPONSE: We have recalculated the value assigned to the 1.3 million shares issued. Please see this disclosure on page 24.

     30. COMMENT. We note the paragraph added at the end of this section explaining how the valuation of shares issued was determined. However, since all of the issuances in September 2004 were with related parties and only within 10 days of each other, the varied share valuations do not appear to be reasonable. Assuming the amounts owed (and in one instance, the estimated value of services rendered) are known, the number of shares issued should have been based on a more consistent per share valuation. Since there were no shares sold for cash during this period, the minimum per share amount should not be less than the offering price of $.10 per share proposed in your initial filing. Any issuances in excess of this amount should be applied against additional paid-in-capital. Please revise.

         RESPONSE: Management used its best efforts to negotiate the issuance of the shares referenced above, and had to deal with each negotiation on a separate basis, irrespective of its ability to negotiate more or less favorable terms on other transactions during the same time period. Nevertheless, the Company has revised its financial statements in accordance with the Commissions recommendations. Please see the amended disclosures on pages 24 and 25.

     31. COMMENT. Information disclosed on page 29 indicates that the 1 million shares issued to your Chief Financial Officer (CFO), Mr. Gardner, was to "convert a preexisting obligation of $50,000" in connection with an engagement for accounting services dated May 15, 2004. According to page 25, Mr. Gardner has served as your CFO "since May 2004." Supplementally confirm that the services provided by Mr. Gardner for which he earned $50,000 preceded his employment by the Company. In this connection, describe what accounting services he provided. We may have further comment after reviewing your response.

         RESPONSE: The services provided by Mr. Gardner for which he earned $50,000 were for accounting services for prior years as well as accounting during the Company's 2004 fiscal year.

Market for Common Equity...
___________________________

     32. COMMENT. Include the second paragraph hereunder as a risk factor.

         RESPONSE: We have included this second paragraph as a risk factor on page 5.

Plan of Distribution
____________________

     33. COMMENT. Please identify the "officers and directors" who will offer and sell the shares.

         RESPONSE: We have identified the officers and directors on page 30 who will be assisting the company in selling the shares..

     34. COMMENT. The first sentence of the second paragraph is not correct.

         RESPONSE:  Please see the correction on page 30.

     35. COMMENT. If a subscription agreement is to be used in the offering, please file a form of agreement as an exhibit or attach it to the amended prospectus.

         RESPONSE: We have attached a form of the subscription agreement to the amended prospectus.

     36. COMMENT. An executed escrow agreement should be filed.

         RESPONSE: We have attached an executed escrow agreement to the amended prospectus.

Financial Statements
____________________
General
_______

     37. COMMENT. Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulations S-B.

         RESPONSE: We have updated the financial statements in accordance with
         Item 310(g) of Regulations S-B. Please see pages F/S-16 through F/S-31.

     38. COMMENT. A currently dated consent of the independent accountants should be included in any amendment to the registration statement.

         RESPONSE: We have included a currently dated consent of the independent accountants to this registration statement.

Note 2 - Significant Accounting Policies
________________________________________
d.       Revenue Recognition Policy, pages F/S-8 and F/S-9
__________________________________________________________

     39. COMMENT. Refer to prior comment 57. Based on your response, it appears that you are using contract -------- accounting. We do not believe that contract accounting is the appropriate method to be used to recognize revenue because you are not providing services that are essential to the construction or production of tangible assets. Refer to footnote 1 of SOP 81-1. In accordance with SAB 101, you must recognize revenue when you have completed (not commenced) all of the services required by the --------- contract (single element arrangement) or, if applicable, recognize revenue when you complete individual elements of the contract (multiple element arrangement). We note that your primary service is producing and providing treatments for cancer described as "biotherapy." Although you do not describe the nature of each of the services identified, it appears to us that your contracts are single element arrangements and have no stand-alone value. If you believe that your contracts are multiple element arrangements and you can recognize revenue at different stages of the contract, you must demonstrate that each of the individual services you provide represents a separate earnings process, and that a reliable, verifiable and objectively determinable measure of fair value can be determined for each individual element. Therefore, please explain to us why you believe that your contracts are multiple element arrangements and address in sufficient detail each condition of the response to Question 4 of SAB 101: Revenue Recognition in Financial Statements-Frequently Asked Questions and Answer, Topic 13.A.3-Substantial Performance and Acceptance. Refer also to the guidance of EITF 00-21, Accounting for Multiple Element Revenue
         Arrangements. We may have further comment upon review of your response.

         RESPONSE: Cancer Therapeutics provides Cryobank services, TDAC feasibility and production and vaccine feasibility and production. A contract is signed between Cancer Therapeutics and the patient at the beginning of an engagement for services. The Company's contracts are single element arrangements and provide for monthly services which are typically for the storage and maintenance of biological specimens for individuals or organizations. Revenue is recognized according to the terms of each individual contract and in accordance with the Company's revenue recognition policy.

     40. COMMENT. Refer to prior comment 58. The explanation provided is not clear regarding the absence of accounts receivable recording. Considering the nature of your business, it doesn't appear that all sales were for cash. Consequently, there should be an outstanding accounts receivable balance. In this connection, disclose in this note how services are billed each month. Assuming services are billed in advance for services provided during that month but not paid, and accounts receivable balance would be recorded despite the termination of services. Supplementally explain the basis for determining that such outstanding receivables are immaterial and therefore should not be recorded. We may have further comment after reviewing your response.

         RESPONSE: The Company had only one revenue generating contract in place as of May 31, 2004. The terms of the contract called for a set $3,000 payment each month billed in arrears. This contract provided for the maintenance of the cryogenic storage facility and was for a term of six months ending June 30, 2004. During the term of the contract, the previous month's contract amount had been paid during the subsequent month. Therefore, on May 31, 2004, there is a single amount of $3,000 that should be recorded as accounts receivable. The amount had not been accrued as of the end of the fiscal year and was deemed to be immaterial to the financial reporting process. The amount had been recorded in the subsequent period; the resulting misstatement will self-correct and will have no ongoing financial impact beyond the subsequent period. As of May 31, 2004, the effect on the financial statements due to this immaterial passed adjustment is an understatement of accounts receivable and an understatement of revenue (resulting in an overstatement of accumulated deficit).

                Part II - Information Not Required in Prospectus
                ________________________________________________

Recent Sales of Unregistered Securities
_______________________________________

     41. COMMENT. Information for three years is required. See Item 701 of Regulation S-B.

         RESPONSE:  Please see the additional disclosures on page 34.

         We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                         KENNETH I. DENOS P.C.


                                         /s/ Kenneth I. Denos
                                         ________________________
                                         Kenneth I. Denos,
                                         President


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner